UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 5)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

SANTARUS, INC.

(Name of Subject Company)

SANTARUS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

802817304

(CUSIP Number of Class of Securities)

Gerald T. Proehl

President and Chief Executive Officer

Santarus, Inc.

3611 Valley Centre Drive, Suite 400

San Diego, California 92130

(858) 314-5700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Scott N. Wolfe

Matthew T. Bush

Latham & Watkins LLP

12636 High Bluff Drive, Suite 400

San Diego, California 92130

(858) 523-5400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 5 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Santarus, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on December 3, 2013 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Willow Acquisition Sub Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Salix Pharmaceuticals, Ltd., a Delaware corporation (“Parent”), to purchase any and all of the issued and outstanding shares of the Company’s common stock, par value $0.0001 per share, including the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.0001 per share (collectively, the “Shares”), at a purchase price of $32.00 per Share, net to the seller thereof in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 3, 2013 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Parent, Salix Pharmaceuticals, Inc., a wholly owned subsidiary of Parent, and Purchaser with the SEC on December 3, 2013. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following heading and paragraphs immediately preceding the heading “Cautionary Note Regarding Forward-Looking Statements”:

“Completion of the Offer.

At 12:00 Midnight, New York City time, at the end of the day on December 31, 2013, the Offer expired as scheduled and was not further extended. Purchaser has been advised by Computershare Trust Company, N.A., the depositary for the Offer, that, as of the expiration of the Offer, an aggregate of 54,558,962 Shares (including 1,998,716 Shares tendered through a Notice of Guaranteed Delivery) had been validly tendered pursuant to the Offer and not validly withdrawn, representing approximately 79.3% of the Shares then outstanding.

The number of Shares tendered pursuant to the Offer satisfies the minimum condition set forth in the Merger Agreement. All conditions to the Offer having been satisfied, Purchaser has accepted for payment, and expects to promptly pay for, all Shares validly tendered pursuant to the Offer and not validly withdrawn.

Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, the Company, Purchaser, Intermediary and Parent intend to complete the acquisition of the Company through the Merger as promptly as practicable without a meeting of stockholders of the Company in accordance with Section 251(h) of the DGCL. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time and not tendered pursuant to the Offer (other than (i) Shares held in the treasury of the Company and Shares owned by Parent, Purchaser or any wholly owned subsidiary of the Company or of Parent, which in each case will be canceled with no payment or distribution being made with respect thereto and (ii) Shares owned by stockholders who are entitled to and who properly exercise appraisal rights under Section 262 of the DGCL in connection with the Merger) will be canceled and automatically converted into the right to receive the Offer Price, without interest and subject to any required withholding taxes. Following the Merger, the Shares will be delisted and will cease to trade on the NASDAQ Global Select Market.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Santarus, Inc.

By:	/s/ Gerald T. Proehl
Name:	Gerald T. Proehl
Title:	President and Chief Executive Officer

Dated: January 2, 2014